Vistek Limited

39 Woodlands Close #08-11

Mega@Woodlands

Singapore 737856

November 21, 2024

Via EDGAR

Division of Corporation Finance

Office of Real Estate & Construction

U.S. Securities Exchange Commission

Attn: Mr. Howard Efron

Re:	Vistek Limited Amendment No. 3 to Draft Registration Statement on Form F-1 Submitted October 24, 2024 CIK No.: 0002013100

Dear Mr. Efron,

We submit this letter to the Staff of the United States Securities and Exchange Commission (the “Commission”) with respect to the above referenced Draft Registration Statement on Form F-1 confidentially submitted to the Commission on October 24, 2024 by Vistek Limited (the “Company,” “we,” and “our”). For ease of reference, we have recited the Commission’s comments in this response and numbered them accordingly. On the date hereof, we have submitted an amended draft registration statement on Form F-1 (the “Amended Registration Statement”) to accompany this letter.

Amendment No.4 to Draft Registration Statement on Form F-1

Cover Page

1.	We acknowledge your revised disclosures in response to prior comment 1 in the Explanatory Note. As the Explanatory Note is not part of the Public Offering Prospectus, please also revise the cover page of your Public Offering Prospectus to clearly explain that any sales by the Resale Shareholders will be after the completion of the initial public offering, as you state in the Explanatory Note.

RESPONSE: We note the Staff’s comment and respectfully advise the Staff that we have revised the cover page of the Amended Registration Statement accordingly.

History and Corporate Structure, page 70

2.

We acknowledge your revised disclosures in response to prior comment 3. However we continue to note you state that following acquisitions, you were “held by Vistek Alliance, Diamond Stream, Vibrant Epoch, Mega Optimal and Mr. Ho as to 81.2%, 4.5%, 4.5%, 4.9% and 4.9%, respectively,” which appears inconsistent with your organization chart depicting direct ownership of 4.9% of Vistek Limited by Mr. Tong. We also note your revised disclosure that Mr. Ho and Mr. Teo transferred their respective shares in Vistek SG in consideration of receiving your shares. Please revise your disclosures to reconcile, or advise.

RESPONSE: We note the Staff’s comment and respectfully advise the Staff that we have revised page 70 of the Amended Registration Statement accordingly.

Resale Shareholders, page A-2

3.	We acknowledge your revised disclosure in response to prior comment 4 that none of the Resale Shareholders have held any material relationship with any of the company’s predecessors or affiliates within the last three years. However, we note your disclosures on page 70 which indicate that the owners of Vibrant Epoch and Diamond Stream have long-term business relationships with you. Please revise your disclosure here to identify these persons and discuss these relationships, or advise. See Regulation S-K C&DI 140.02.

RESPONSE: We note the Staff’s comment and respectfully advise the Staff that in respect of Vibrant Epoch, its ultimate beneficial owner, Mr. Chng Wee Siong, had been a long-term business associate of Vistek Pte. Ltd., a wholly owned subsidiary of the Company, and had introduced other business associates to Vistek Pte. Ltd. Meanwhile, in respect of Diamond Stream, its beneficial owner, Mr. Tan Ker Sin, had introduced business associates to Vistek Pte. Ltd. over the years. Except as disclosed, there are no other relationships between the owners of Vibrant Epoch, Diamond Stream and the Company. The Company does not believe that these relationships are material relationships essential to the business of the Company.

Report of Independent Registered Public Accounting Firm, page F-2

4.	We note your revisions on pages F-7 and F-8 to include the dates of the reorganization events. We further note that certain reorganization events occurred after the audit opinion date. Please have your auditors revise their audit opinion date to be no earlier than the date these reorganization events occurred, or advise.

RESPONSE: We note the Staff’s comments and respectfully advise the Staff that we have revised the audit opinion date at page F-2 of the Amended Registration Statement.

In addition to the above response to your comments, we hereby acknowledge that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the Amended Registration Statement, (ii) comments from the Staff do not foreclose the Commission from taking any action with respect to Amended Registration Statement or any eventual registration statement and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope the above response has addressed all of the Staff’s concerns relating to the comment letter. Should you have additional questions regarding the information contained herein, please contact our securities counsel William S. Rosenstadt, Esq., or Jason Ye, Esq. of Ortoli Rosenstadt LLP at wsr@orllp.legal, or jye@orllp.legal.

Vistek Limited

/s/ Teck Hong Ho
Name:	Teck Hong Ho
Title:	Chief Executive Officer